SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nubank Intends to Obtain Banking License in Brazil in 2026 The Nubank brand and visual identity will remain unchanged; the company holds all required operational licenses to offer its current suite of products and features. São Paulo, December 3, 2025 – Nubank, one of the world's largest digital financial services platforms, announces its intention to obtain a banking license in Brazil. The inclusion of a banking institution within the conglomerate complies with the provisions of Joint Resolution No. 17, issued by the Central Bank and the National Monetary Council, which standardizes brand name usage for regulated institutions. With this decision, the Nubank brand and visual identity will remain unchanged. This announcement will have no impact on clients, and all operations shall proceed normally. Nubank has more than 110 million customers in Brazil. "Nubank was founded 12 years ago and has been responsible for the inclusion of 28 million individuals in the financial system. Our identity and mission to simplify our customers’ lives will remain the same," states Livia Chanes, CEO of Nubank in Brazil. Currently, Nubank fully complies with all applicable regulations, and operates with all necessary licenses as a Payment Institution, a Credit, Financing, and Investment Company (Sociedade de Crédito, Financiamento e Investimento), and a Securities Brokerage Company (Sociedade Corretora de Títulos e Valores Mobiliários). The inclusion of a banking institution within the conglomerate does not materially alter additional capital and liquidity requirements—the financial solidity and resilience remain unaltered. Investor Relations Guilherme Souto investors@nubank.com.br Media Relations Leila Suwwan press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  December 3, 2025